AYTU BIOSCIENCE, INC.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

September 22, 2017

Via Edgar

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik

Mary Beth Breslin

Re:	Aytu Bioscience, Inc.

Registration Statement on Form S-1

Filed September 5, 2017

File No. 333-220351

Ladies and Gentlemen:

Aytu Bioscience, Inc. (the “Company”), in connection with its filing of Amendment No. 1 to its Registration Statement on Form S-1, hereby responds to the Staff’s comments raised in the Staff’s letter dated September 12, 2017. For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s responses immediately follow.

Form S-1 filed September 5, 2017

Incorporation of Documents by Reference, page 50

1.	Please revise this section to incorporate by reference all Current Reports on Form 8-K filed since the end of your fiscal year. See Item 12(a)(2) of Form S-1.

Response: The Company has revised to incorporate all current reports on Form 8-K filed since the end of the fiscal year.

General

2.	We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response: The Company acknowledges the Staff’s comment.

Should you have any questions or comments with respect to the foregoing, please contact our counsel Marcelle S. Balcombe or Gregory Sichenzia at 212-930-9700.

Very truly yours,

AYTU BIOSCIENCE, INC.

By:	/s/ Gregory Gould
Gregory Gould Chief Financial Officer